UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On December 19, 2023, The New York Stock Exchange (“NYSE”) issued a press release announcing that, as a result of the events disclosed in the Report on Form 6-K of Farfetch Limited (the “Company”) filed on December 18, 2023, the NYSE will commence proceedings to delist the Company’s Class A ordinary shares from the NYSE.

Accordingly, NYSE will file a Form 25-NSE with the Securities and Exchange Commission, which upon effectiveness, will remove the Company’s securities from listing and registration on the NYSE. The Company does not intend to appeal these matters.

A copy of the press release is attached to this Report on 6-K as Exhibit 99.1.

Exhibit List

Exhibit No.	Description

99.1	Press Release, dated December 19, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Farfetch Limited

Date: December 19, 2023	By:	/s/ José Neves
José Neves
Chief Executive Officer